Exhibit 99.1

Subject: [Redacted]

ONE – [Redacted]

TWO – [Redacted]

THREE – [Redacted]

FOUR – We expect that Tender Offers will continue to be made available on a QUARTERLY basis (per usual, up to a 5% fund level gate for those that have been invested for at least 1 year).  Tenders are made available only pursuant to Board approval and are subject to change.  However, we anticipate the next tender offer period to be held on the following dates:

•	Tender Offering period starts Thursday, August 21st

•	Tender Offering period ends Thursday, September 18th

•	Payments made Wednesday, September 24th

Please note that this next anticipated tender is shifted by one week from what had previously been suggested (8/29-9/26, paying 9/30). Please note also that the exact dates are subject to change and will be included in definitive tender offer materials after approval by the Board.

To recap:

•	[Redacted]

•	Quarterly Tender Offers

•	[Redacted]

•	Next tender period expected 8/21-9/18 paying 9/24